Exhibit 99.2

BROOKFIELD CORPORATION

- and -

BROOKFIELD ASSET MANAGEMENT LTD.

VOTING AGREEMENT

December 9, 2022

VOTING AGREEMENT

This VOTING AGREEMENT is made as of December 9, 2022 (this “Agreement”), between Brookfield Corporation (the “Corporation”), a corporation existing under the laws of the Province of Ontario, and Brookfield Asset Management Ltd. (the “Manager”), a company incorporated under the laws of the Province of British Columbia (the Corporation and the Manager are collectively referred to as the “Parties” and individually as a “Party”).

WHEREAS, the Corporation has completed the “Corporation Spin-off Butterfly” transactions as part of a plan of arrangement, and certain pre-arrangement transactions, pursuant to which, among other things, (i) the Corporation’s asset management business was transferred to Brookfield Asset Management ULC (the “Asset Management Company”), an unlimited liability company incorporated under the laws of the Province of British Columbia, and (ii) the Corporation and the Manager directly or indirectly acquired the common shares (the “Shares”) in the capital of the Asset Management Company;

WHEREAS, the Parties are entering into this Agreement to set forth their understanding and agreement as to the Shares held by the Parties, including the voting of such Shares in accordance with the terms set out herein;

NOW THEREFORE, in consideration of the respective covenants and agreements provided in this Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by the Parties, the Parties agree as follows:

ARTICLE 1

INTERPRETATION

1.1	Definitions

In this Agreement, the following words or expressions will have the following meanings:

(a)	“Agreement” has the meaning assigned thereto in the preamble.

(b)	“Articles” means the notice of articles and articles of the Asset Management Company.

(c)	“Asset Management Company” has the meaning assigned thereto in the recitals.

(d)	“Board” means the board of directors of the Asset Management Company.

(e)	“Corporation” has the meaning assigned thereto in the preamble.

(f)	“Director” has the meaning set out in Section 2.2(a)(i).

(g)	“Manager” has the meaning assigned thereto in the preamble.

(h)	“Nominee Director” has the meaning set out in Section 2.2(a)(ii).

(i)	“Parties” has the meaning assigned thereto in the preamble.

(j)	“Person” has the meaning set out in Section 1.2(c).

(k)	“Shares” has the meaning assigned thereto in the recitals.

1.2	Interpretation

Unless the context otherwise requires:

(a)	words importing the singular will include the plural and vice versa, words importing gender will include all genders or the neuter, and words importing the neuter will include all genders;

(b)

the words “include”, “includes”, “including”, or any variations thereof, when following any general term or statement, are not to be construed as limiting the general term or statement to the specific items or matters set forth or to similar items or matters, but rather as referring to all other items or matters that could reasonably fall within the broadest possible scope of the general term or statement;

(c)

references to any an individual, sole proprietorship, partnership, unincorporated association, unincorporated organization, unincorporated syndicate, trust, body corporate, and a natural person in his or her capacity as trustee, executor, administrator or other legal or personal representative (each, a “Person”) include such Person’s successors and permitted assigns;

(d)

except as otherwise provided in this Agreement, any reference in this Agreement to a statute, regulation, policy, rule or instrument will include, and will be deemed to be a reference also to, all rules and regulations made under such statute, in the case of a statute, to all amendments made to such statute, regulation, policy, rule or instrument, and to any statute, regulation, policy, rule or instrument that may be passed which has the effect of supplementing or superseding the statute, regulation, policy, rule or instrument so referred to;

(e)

any reference to this Agreement or any other agreement, document or instrument will be construed as a reference to this Agreement or, as the case may be, such other agreement, document or instrument as the same may have been, or may from time to time be, amended, varied, replaced, amended and restated, supplemented or otherwise modified; and

(f)

in the event that any day on which any amount is to be determined or any action is required to be taken hereunder is not a business day, then such amount will be determined or such action will be required to be taken at or before the requisite time on the next succeeding day that is a business day.

ARTICLE 2

MANAGEMENT

2.1	Business and Affairs of the Asset Management Company

Each Party shall do everything in its power to cause such meetings to be held, votes to be cast, resolutions to be passed, documents to be executed and all other things and acts done (including by voting all Shares owned, directly or indirectly, by the Party, and causing any subsidiary of the Party to vote any Shares owned by such subsidiary) to ensure that, at all times, the provisions of this Agreement are in effect and are complied with.

2.2	Board of Directors

(a)

Without limiting the generality of Section 2.1, each Party shall do everything in its power to cause such meetings to be held, votes to be cast, resolutions to be passed, documents to be executed and all other things and acts done (including by voting all Shares owned, directly or indirectly, by the Party, and causing any subsidiary of the Party to vote any Shares owned by such subsidiary), to ensure that, at all times:

(i)	the number of directors of the Asset Management Company (each a “Director”) is fixed at four Directors, unless otherwise agreed by the Parties;

(ii)

the Corporation shall be entitled to nominate one-half of the individuals for election as Directors and the Manager shall be entitled to nominate the other one-half of the individuals for election as Directors (each, a “Nominee Director”); and

(iii)	in each election of Directors in accordance with applicable law and the Articles, each Nominee Director nominated by a Party in accordance with Section 2.2(a)(ii) is elected as a Director.

(b)	On the election of each Director, notice will be taken of the Party that nominated such Director.

(c)

If no election of Directors is held or the Parties fail to elect Directors in accordance with this Section 2.2, the Directors that are then in office shall continue to serve as Directors until the next election of Directors or their removal and replacement, in each case in accordance with the terms of this Agreement.

2.3	Removal of Directors

A Director may at any time and for any reason be removed from the Board by the Party that nominated such Director. In the event of the proposed removal of a Director, each Party shall do everything in its power to cause such meetings to be held, votes to be cast, resolutions to be passed, documents to be executed and all other things and acts done (including by voting all Shares owned, directly or indirectly, by the Party, and causing any subsidiary of the Party to vote any Shares owned by such subsidiary) to vote for such removal if, and against such removal unless, it has been proposed by the Party that nominated such Director. Except as provided in this Section 2.3, no Party shall take any action to cause the removal of a Director from the Board.

2.4	Vacancies on the Board

If a Director (a “Retiring Director”) ceases to be a Director at any time and for any reason, each Party shall do everything in its power to cause such meetings to be held, votes to be cast, resolutions to be passed, documents to be executed and all other things and acts done (including by voting all Shares owned, directly or indirectly, by the Party, and causing any subsidiary of the Party to vote any Shares owned by such subsidiary) to fill the resulting vacancy on the Board by electing a replacement Nominee Director of the Party who nominated the Retiring Director as soon as practicable.

2.5	No Limitation on Powers or Rights

The Parties acknowledge and agree that they are bound hereunder solely in their capacity as holders of Shares of the Asset Management Company and nothing in this Agreement will:

(a)

alter the powers of the Directors to manage or supervise the management of the business and affairs of the Asset Management Company or transfer, or permit the transfer of, in whole or in part, such powers to one or more other Persons as contemplated in section 137(1) of the Business Corporations Act (British Columbia); or

(b)	prohibit, limit or restrict either Party from exercising their rights as shareholders of the Asset Management Company in accordance with applicable laws and the Articles.

ARTICLE 3

GENERAL

3.1	Changes in Capital of the Asset Management Company

Notwithstanding the provisions of Section 3.3, at all times after the occurrence of any event that results in the Shares being in any way changed, this Agreement will, without the approvals set forth in Section 3.3, forthwith be amended and modified as necessary in order that it will apply with full force and effect, mutatis mutandis, to all new securities into which the Shares are so changed and the Parties hereto will execute and deliver a supplemental agreement in writing giving effect to and evidencing such necessary amendments and modifications.

3.2	Severability

Notwithstanding the provisions of Section 3.3, if any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any applicable rule, law, or public policy, all other conditions and provisions of this Agreement will nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties hereto will, without the approvals set forth in Section 3.3, negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner with a view to ensuring that the transactions contemplated hereby are fulfilled to the fullest extent possible.

3.3	Amendments, Modifications

Except for amendments contemplated by Sections 3.1 and 3.2, this Agreement may not be amended or modified except by an agreement in writing executed by the Parties.

3.4	Enurement

This Agreement will be binding upon and enure to the benefit of the Parties hereto and their respective successors and permitted assigns.

3.5	Assignment

No Party hereto may assign this Agreement or any of its rights, interests or obligations under this Agreement (whether by operation of law or otherwise) without the prior written consent of the other Party.

3.6	Notices to Parties

Any notice and other communications required or permitted to be given pursuant to this Agreement will be sufficiently given if delivered in person or if sent by facsimile transmission (provided such transmission is recorded as being transmitted successfully) to the Parties at the following addresses:

(a)	in the case of the Corporation, to the following address:

Brookfield Corporation
Brookfield Place, Suite 100
181 Bay Street
Toronto, Ontario M5J 2T3
Attention: Swati Mandava
Email: swati.mandava@brookfield.com

(b)	in the case of the Manager, to the following address:

Brookfield Asset Management Ltd.
Brookfield Place, Suite 100
181 Bay Street
Toronto, Ontario M5J 2T3
Attention: Kathy Sarpash
Email: kathy.sarpash@brookfield.com

or at such other address as the Party to which such notice or other communication is to be given has last notified the Party giving the same in the manner provided in this Section 3.6, and if not given the same will be deemed to have been received on the date of such delivery or sending.

3.7	Counterparts

This Agreement may be executed in counterparts (by facsimile or otherwise), each of which will be deemed an original, and all of which taken together will constitute one and the same instrument.

3.8	Jurisdiction

This Agreement will be construed and enforced in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein. Each Party hereto irrevocably submits to the non-exclusive jurisdiction of the courts of the Province of British Columbia with respect to any matter arising hereunder or related hereto.

3.9	Specific Performance

The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that each of the Parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which such Party is entitled at law or in equity.

3.10	Further Assurances

Each Party shall vote and act at all time as a shareholder of the Asset Management Company and in all other respects use reasonable efforts to take all such steps, execute all such documents and do all such acts and things as may be reasonably within its power to implement to the full extent the provisions of this Agreement and to cause the Asset Management Company to act in the manner contemplated by this Agreement.

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IN WITNESS WHEREOF the Parties have duly executed this Agreement on the date written on the first page of this Agreement.

BROOKFIELD CORPORATION

By:	/s/ Nicholas H. Goodman
Name: Nicholas H. Goodman
Title: Chief Financial Officer

I have authority to bind the Corporation.

BROOKFIELD ASSET MANAGEMENT LTD.

By:	/s/ Kathy Sarpash
Name: Kathy Sarpash
Title: Authorized Signatory

I have authority to bind the Company.